Filed by OrthoLogic Corp.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Chrysalis BioTechnology, Inc.
Commission File Number: 0-21214

NEWS BULLETIN FROM:	RE:	OrthoLogic Corp. 1275 W. Washington St. Tempe, AZ 85281 (602) 286-5520 www.orthologic.com TRADED: Nasdaq: OLGC

THE BERLIN GROUP, INC.
INVESTOR RELATIONS COUNSEL

     FOR FURTHER INFORMATION:

AT THE COMPANY:	AT THE BERLIN GROUP:
Thomas R. Trotter	Lawrence Delaney Jr.
President/CEO	(714) 734-5000
(602) 286-5500

ORTHOLOGIC CEO OUTLINES COMPANY’S STRATEGIC OBJECTIVES AT ANNUAL
MEETING OF STOCKHOLDERS

Amendment to 1997 Stock Option Plan Approved by Stockholders;
Three Class I Directors Also Elected For Terms Expiring in 2007

TEMPE, Ariz., June 7, 2004-OrthoLogic Corp. (Nasdaq: OLGC) today reported that its president and CEO, Thomas R. Trotter, outlined the company’s key strategic objectives for the remainder of 2004 at its annual meeting of stockholders.

Addressing the company’s stockholders, Trotter provided an overview of the 2003 fiscal year and outlined management’s primary objectives for the remainder of 2004: “Our primary goals this year are:

•	Complete enrollment for the Phase 3 fracture repair trial of Chrysalin (TP508);

•	Complete enrollment for the Phase 1/2 spinal fusion trial of Chrysalin;

•	Gain FDA authorization to begin a human clinical trial of Chrysalin for cartilage defect repair.

•	Complete the previously announced acquisition of Chrysalis BioTechnology, Inc. (CBI)”

Trotter concluded: “We will continue to work to reach key milestones on the path to commercializing product candidates in the Chrysalin® Product Platform. We believe that the pending acquisition of CBI strengthens our position in the commercial development of products addressing large markets and unmet medical needs.”

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Stockholders Approve Amendment to 1997 Stock Option Plan

Stockholders approved a proposal to amend the company’s 1997 Stock Option Plan to increase the number of shares of common stock available for grant thereunder by 1,000,000 shares.

Three Class I Directors Elected to Three-Year Terms

Elected for terms expiring at the 2007 Annual Meeting or until their respective successors are elected were Frederic J. Feldman, Ph.D., 64; Thomas R. Trotter, 56; and Michael D. Casey, 58.

Dr. Feldman, who has served as a director of the company since 1991, is president of FJF Associates, a consultant to health care venture capital and emerging growth companies.

Mr. Trotter joined OrthoLogic as president and chief executive officer and a director in October 1997.

Mr. Casey became a director in January 2004, filling a newly created vacancy on the Board of Directors. He currently works as a consultant in the biopharmaceutical field and was the chairman, president, and chief executive officer and a director of Matrix Pharmaceutical, Inc., a publicly traded cancer therapy company until it was acquired by Chiron Corporation in March 2002.

About OrthoLogic Corp.

OrthoLogic is currently an orthobiologics drug-development company focused on commercializing several potential therapeutics comprising the Chrysalin® Product Platform, a series of potential drug products aimed at treating traumatic and chronic orthopedic indications in both bone and soft tissue. All of these potential products are based on the Chrysalin synthetic peptide, also known as TP508, licensed from CBI.

OrthoLogic owns options on all worldwide orthopedic rights to the peptide, and is actively pursuing five orthopedic indications for Chrysalin. These include fracture repair and spine fusion, which are in human clinical trials, and cartilage defect repair, which is in late-stage preclinical trials. Ligament and tendon repair indications are in the preclinical planning stage, with studies planned to initiate in 2004.

On April 29, 2004, OrthoLogic announced that it signed a definitive agreement to acquire substantially all of the assets and intellectual property of CBI for up to $34.5 million in cash and stock. The agreement covers exclusive rights to proprietary technology and intellectual property in developing synthetic peptide-based therapeutics for a variety of indications beyond orthopedics - including oral/maxillofacial bone repair, cardiovascular repair and wound healing. The transaction is expected to close in the third quarter of 2004.

The company’s vision is to become a worldwide leader in fracture healing, spinal repair and orthopedic soft tissue repair.

For more information, please visit the company’s Web site: www.orthologic.com.

Important Acquisition Information

Investors and holders of CBI securities are strongly advised to read the registration statement and the final prospectus to be filed by OrthoLogic with the SEC and any other relevant documents filed with the SEC, as well as any amendments and supplements to these documents, because they will contain important information. Investors and holders of CBI securities may obtain free copies of the registration statement, the final prospectus, and other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The final prospectus and other transaction-related documents will be distributed to CBI security holders and may be obtained for free from OrthoLogic Corp. at the following address: 1275 W. Washington Street, Tempe, AZ 85281; telephone 602-286-5520.

Statements in this press release or otherwise attributable to OrthoLogic regarding our business that are not historical facts are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which include the timing and acceptability of FDA filings and the efficacy and marketability of potential products, involve risks and uncertainties that could cause actual results to differ materially from predicted results. These risks include: unfavorable outcomes in our pre-clinical and clinical testing; the development by others of competing technologies and therapeutics that may have greater efficacy or lower cost; delays in obtaining or inability to obtain FDA or other necessary regulatory approval of our products; our inability to successfully and cost effectively develop or outsource manufacturing and marketing of any products we are able to bring to market; changes in FDA or other regulations that affect our ability to obtain regulatory approval of our products, increase our manufacturing costs or limit our ability to market our products; our possible need for additional capital in the future to fund the continued development of our Chrysalin Product Platform; and other factors discussed in our Form 10-K for the fiscal year ended December 31, 2003 and other documents we file with the Securities and Exchange Commission.

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